UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED

PURSUANT TO SECTION 8(a) OF

THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name:	Oxford Park Income Fund, Inc.

Address of Principal Business Office (No. & Street, City, State, Zip Code):

8 Sound Shore Drive, Suite 255

Greenwich, Connecticut 06830

Telephone Number: (203) 983-5275

Name and Address of Agent for Service of Process:

Jonathan H. Cohen

8 Sound Shore Drive, Suite 255

Greenwich, Connecticut 06830

With Copies to:

Harry S. Pangas, Esq.

Philip T. Hinkle, Esq.

Dechert LLP

1900 K Street NW

Washington, DC 20006

Check appropriate box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:    YES  ☒    NO  ☐

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this notification of registration to be duly signed on its behalf in the Township of Greenwich, in the State of Connecticut, on the 22nd day of December, 2022.

Oxford Park Income Fund, Inc.

By:	/s/ Jonathan H. Cohen
Jonathan H. Cohen
Director

Attest:

/s/ Saul B. Rosenthal
Name: Saul B. Rosenthal
Witness